July 17, 2017

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Merus Labs International Inc. Application for Withdrawal of Registration Statement on Form F-10, File No. 333-205589

Ladies and Gentlemen:

     Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Merus Labs International Inc., a corporation organized under the laws of British Columbia, Canada (the “Company”), hereby respectfully requests that its Registration Statement on Form F-10 (File No. 333-205589), originally filed with the Securities and Exchange Commission on July 9, 2015, as amended on November 3, 2015, and declared effective on November 5, 2015, together with all exhibits thereto (collectively, the “Registration Statement”), be withdrawn, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter, on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

     The Company requests that the Registration Statement be withdrawn in connection with the previously announced acquisition of the Company by Norgine B.V. pursuant to plan of arrangement under the Business Corporations Act (British Columbia). In connection therewith, the NASDAQ filed on July 17, 2017 a Form 25 to delist the Company’s shares from the NASDAQ, and the Company intends to deregister its shares under the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) and to suspend its reporting obligations under the Exchange Act. The Company did not issue or sell any of its securities pursuant to the Registration Statement.

     Please forward copies of the order consenting to withdrawal of the Registration Statement to the undersigned at 100 Wellington Street West, Suite 2110, P.O. Box 151, Toronto, Ontario M5K 1H1, Canada.

     If you have any questions regarding the foregoing application for withdrawal, please telephone Mile T. Kurta of Torys LLP, counsel to the Company, at (212) 880-6363.

Yours truly,

MERUS LABS INTERNATIONAL INC.

By:	/s/ Michael Bumby
Name: Michael Bumby
Title: Chief Financial Officer

cc:	Mile Kurta